UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date May 9, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PT TELKOM  INDONESIA (PERSERO) TBK

INFORMATION TO INVESTORS

(No.090/PR000/COP-A0070000/2016)

Composition of the Audit Committee of PT Telkom Indonesia (Persero) Tbk

Jakarta, May 3, 2016, in order to comply with the regulation of the Indonesian Financial Services Authority No.55/POJK.04/2015  regarding the Establishment of and Implementation Guidelines concerning the Audit Committee, we hereby announce our Audit Committee composition, as follows:

Chair/Member	:	Rinaldi Firmansyah (Independent Commissioner)
Secretary/Member	:	Tjatur Purwadi (External Independent Member)
Members	:	1. Dolfie Othniel Fredric Palit (Commissioner, Non-Voting Member)
2. Sarimin Mietra Sardi (External Independent Member)

Mr. Parikesit Suprapto, was honorably discharged as member of the Board of Commissioners  and member of the Audit Committee pursuant to the resolution of shareholders at the Company’s Annual General Meeting of Shareholders  on April 22, 2016.

Sincerely yours,

ANDI SETIAWAN

VP Investor Relation

For further information please contact:

Andi Setiawan, andi.setiawan@telkom.co.id

VP Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel. : 62-21-5215109

Fax. : 62-21-5220500

E-mail : investor@telkom.co.id

Website : www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia. The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES). Its shares and American Depositary Shares are traded on the Indonesia Stock Exchange and the New York Stock Exchange , using the “TLKM”  and “TLK”  tickers, respectively.